

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2012

Via E-mail
Victor Wing Cheung Koo
Chief Executive Officer
Youku Inc.
11/F, SinoSteel Plaza
8 Haidian Street, Haidian District
Beijing 100080 PRC

> **Re: Youku Inc.**
> **Amendment No. 3 to Form F-4**
> **Filed June 27, 2012**
> **File No. 333-180913**

Dear Mr. Koo:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Material U.S. Federal Income Tax Consequences of the Merger, page 142

1. We note your response to comment 6 from our letter dated June 21, 2012 and your disclosure on page 143 that the tax opinion is based on certain assumptions, representations and covenants, which "may" include assumptions described therein. Please revise your disclosure to clearly identify the assumptions upon which the opinion is based. See Section III.C.3 and III.C. 4 of our Staff Legal Bulletin 19, which can be found on our website at http://sec.gov/interps/legal/cfslb19.htm. In addition, revise your disclosure on page 32 consistent with the revisions in this section.

Tudou Corporate Structure Matters, page 165

2. We note your response to comment 7 from our letter dated June 21, 2012. Please explain why the parties intend to change the controlling shareholders of each of the consolidated affiliated entities. Expand your disclosure here, in your prospectus summary and in your risk factors, as applicable, to address the following:

- With references to appropriate authority, explain how an individual, through a capital injection, becomes the controlling shareholder of a consolidated affiliated entity when there are no other changes to the entity's capital structure.

- Will Messrs. Wang, Chengzi, Yu and Yuan and Mses. Wang and Chen remain involved with Tudou after the merger? We note that they are each employees of Tudou. Explain how and when these former controlling shareholders will be divested of their current equity and contractual interests in the consolidated affiliated entities. Include risk factor disclosure addressing the risks associated with the failure of such shareholders to transfer their interests to the new controlling shareholders.

- Address the risks associated with the transfer of the corporate chops to the new controlling shareholders.

- Disclose whether the new controlling shareholders will execute each of the existing contractual arrangements with Reshuffle Technology, including the equity interest pledge agreements, proxy agreements, call option agreements and loan agreements. Explain whether this will occur before or after the merger transaction is consummated. Disclose whether such agreements will be identical to the existing agreements. Address the requisite registration of the equity pledge and the anticipated timing of the same.

- Clarify whether the parties will still attempt to cause the current controlling shareholders of each consolidated affiliated entity to transfer their equity interest to persons designated by Youku prior to the closing of the transaction (instead of inserting a new controlling shareholder as discussed in your revised disclosure).

Please contact Jessica Plowgian, Attorney-Adviser at (202) 551-3367 or Celeste M. Murphy, Legal Branch Chief at (202) 551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

Cc: Julie Gao, Esq.